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                             June 13, 2024

       Lawrence J. Hineline
       Sr. VP of Finance, CFO
       Intra-Cellular Therapies, Inc.
       30 East 29th Street
       New York , New York 10016

                                                        Re: Intra-Cellular
Therapies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 22,
2024
                                                            File No. 001-36274

       Dear Lawrence J. Hineline:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of Years Ended December 31, 2023 and December 31, 2022, page
65

   1. We note that your net product sales (which are comprised of sales of CAPLYTA for the treatment of
schizophrenia and bipolar depression) increased 85% from $249.1 million for the year ended December
31, 2022 to $462.2 million for the year ended December 31,
                                                        2023. We further note a
53% increase in net product sales for the quarter ended March
                                                        31, 2024 over the
comparable prior year period as reported in your March 31, 2024 Form
                                                        10-Q. Please revise
your future filings to clearly disclose the reasons for significant changes in the reported
amounts of revenues and expenses for each period presented.
                                                        Please also describe
the extent to which such changes in net product sales are attributable to changes in prices
versus volumes or to the introduction of new products or services.
                                                        Refer to Item
3-03(b)(2)(iii) of Regulation S-K.
 Lawrence J. Hineline
Intra-Cellular Therapies, Inc.
June 13, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameLawrence J. Hineline                    Sincerely,
Comapany NameIntra-Cellular Therapies, Inc.
                                                          Division of
Corporation Finance
June 13, 2024 Page 2                                      Office of Life
Sciences
FirstName LastName